Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest	$16,965	$13,170	$11,114	$11,344	$13,675	$13,291
Interest applicable to rentals	593	751	743	670	564	561

Total fixed charges, as defined	17,558	13,921	11,857	12,014	14,239	13,852

Preferred dividends, as defined (a)	1,454	1,177	1,569	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$19,012	$15,098	$13,426	$13,583	$15,808	$15,421

Earnings as defined:

Net Income	$30,479	$31,114	$35,976	$17,065	$11,683	$30,293
Add:
Provision for income taxes:
Total	15,346	16,601	15,862	7,240	1,619	12,772
Fixed charges as above	17,558	13,921	11,857	12,014	14,239	13,852

Total earnings, as defined	$63,383	$61,636	$63,695	$36,319	$27,541	$56,917

Ratio of earnings to fixed charges, as defined (b)	3.61	4.43	5.37	3.02	1.93	4.11

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.33	4.08	4.74	2.67	1.74	3.69

_________________
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.